NEW CENTURY COMPANIES, INC.
                           9835 Santa Fe Springs Road
                           Santa Fe Springs, CA 90670

                                                                October 30, 2006


VIA ELECTRONIC SUBMISSION

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

      Re:   Registration Statement on Form SB-2 (the "Company")
            Filed September 18, 2006
            File No. 333-137412

Ladies and Gentlemen:

      The Company hereby respectfully requests pursuant to Rule 477 under the Securities Act of 1933, as amended, that the Securities and Exchange Commission (the "Commission") consent to the withdrawal by the Company of its Registrant's Registration Statement on Form SB-2 filed with the Commission on September 18, 2006 (File No. 333-137412) (the "Registration Statement").

      The Company requests this withdrawal because it has elected to finalize the terms of its private placement with the investors and not pursue the registration of the securities included in the Registration Statement at this time. No securities were offered or sold pursuant to the Registration Statement. Please apply the Company's filing fee to its account with the Commission.

      If you have any questions concerning this matter,  please contact Marcelle
S. Balcombe at (212) 930-9700.

      Thank you for your assistance in this matter.

                                             New Century Companies, Inc.


                                             By: /s/ David Duquette
                                                 -------------------------------
                                                 David Duquette
                                                 President